Daniel A. Peterson Partner Husch Blackwell LLP 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 Direct: 314.345.6246 Fax: 314.480.1505 dan.peterson@huschblackwell.com

February 24, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549 Attention: Mr. Hagen J. Ganem

Re:	Southwest Iowa Renewable Energy, LLC (“SIRE” or “Company”)

File No. 333-166073

Form S-1 filed April 14, 2010

To the Commission:

On April 14, 2010, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933.  On May 11, 2010, the Company received comments (the “Comments”) to the Registration Statement from the Commission.  The purpose of this letter and the filing by the Company today of pre-effective Amendment No. 1 to the Registration Statement (“Amendment 1”) is to respond to such comments.  Below are the Company’s responses to the Comments.

General
Comment 1:	Under an appropriate heading in your prospectus, please provide the disclosure required by Item 506 of Regulation S-K regarding the immediate dilution faced by new investors in this offering.

Company Response:
We have concluded that there will be no dilution to purchasers in this offering, meaning Item 506 of Regulation S-K does not apply.  As a result, we removed the “Dilution” section from Amendment 1.

We concluded that there will be no dilution to purchasers in this offering because purchasers are able to convert $3,000 worth of Convertible Subordinated Term Notes (“Notes”) into one Series A Unit in the Company.  The purchaser price for $3,000

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worth of Notes is $3,000, so purchasers of the Notes are effectively purchasing the right to one Series A Unit for $3,000. The net tangible book value of one Series A Unit as of December 31, 2010 was $3,744, meaning a purchaser of Notes who converts $3,000 worth of Notes into one Series A Unit does not experience any dilution.  Even if all $10,000,000 of Notes sold in this offering were converted into Series A Units, the resulting tangible net book value (based on December 31, 2010 financial information) would be $3,572 per Series A Unit, meaning that purchasers of Notes will not experience dilution in connection with this offering.

Comment 2:
Please provide us your analysis as to whether your officers and directors who are assisting in the sale of the Notes are eligible for the safe harbor from broker-dealer registration pursuant to Rule 3a4-1 under the Exchange Act.

Company Response:
The officers and directors of the Company who are assisting in the sale of the Notes are eligible for the safe harbor from broker-dealer registration pursuant to Rule 3a4-1 of the Exchange Act (the “Rule”) because (i) none are subject to a statutory disqualification, (ii) none are or will be compensated in connection with their participation of the offering based upon sales of the Company’s securities, (iii) none are or will be associated with any broker or dealer, (iv) all perform, and will perform after the offering, their duties as officers or directors as such and not otherwise in connection with transactions in the Company’s securities, (v) none have been brokers, dealers or associated persons of any broker or dealer within the last 12 months, and (vi) none intend to participate in the offering of securities by any issuer more than once every 12 months, except as consistent with the Rule.

Comment 3:
Under an appropriate heading in your prospectus, please name your independent auditor as an expert. In addition, please file a consent from your independent auditor for the use of its name. See Section 7 of the Securities Act and Rule 436 of Regulation C.

Company Response:
We have added the requested disclosure under the heading “Experts” beginning on page 85 of Amendment 1.  In addition, we have included, as Exhibit 23.1, a consent from the independent auditors for the use of the auditors’ name as an “expert” in the Registration Statement.

Registration Statement Cover Page

Comment 4:	It appears that you will be offering the subject securities for greater than 30 days. Therefore, please check the Rule 415-related box on the facing page or advise accordingly.

Company Response:	We have checked the box on the facing page of Amendment 1 which indicates that Rule 415 applies.
Prospectus Cover Page

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Comment 5:	Please revise your prospectus cover page to address the following:

•State the amount of the minimum and additional incremental investments that investors can make in the Notes. We note your disclosure on page three and elsewhere that you will sell the Notes in a minimum amount of $15,000 and thereafter in integral amounts of $3,000.

•State the offering price as a percentage of the principal amount of the notes

•Disclose the interest rate on the Notes.

•Please indicate the nature of your underwriting arrangement, which appears to be a best efforts offering based on your disclosure on page four. See Item 501(b)(8) of Regulation S-K.

Please disclose the conversion ratio of the Notes to Series A Units.
Company Response:	We have added the requested disclosure to the prospectus cover page.
Comment 6:
We note your disclosure that you may “register additional Notes for sale under this offering, but will not issue more than $35,800,000 in Notes in any event.” Please advise as how you intend to increase the offering amount in compliance with the registration requirements of the Securities Act.

Company Response:
We have revised our disclosure to indicate that we may register up to an additional 20% of Notes under the registration statement, consistent with Rule 462(b).  We understand that any such increase in the amount of the offering must comply with the Securities Act of 1933 and all rules promulgated thereunder.

Comment 7:
We note that you may pay interest in-kind. Please tell us what consideration you have given to registering the increased principal amount of notes issued in-kind as interest, as it appears that any additional principal amount would exceed the size of the offering you are registering, the in-kind payment of interest is being offered currently, and investors will not have a separate opportunity to make an investment decision regarding these notes. In addition, please tell us what consideration you have given to registering the Series A Units underlying the PIK interest. We may have additional comments upon review of your response.

Company Response:
We anticipate that we will not sell more than $10,000,000 of Notes.  The remaining $4,251,000 of Notes being registered is for the PIK Interest the Company may pay on the Notes.  In addition, we have registered a sufficient number of Series A Units to cover the number of Units into which $14,251,000 of Notes is convertible.

Industry and Market Data, Page ii
Comment 8:	Please remove the disclaimer in the second sentence under this heading. In this regard,

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we note that investors are entitled to rely upon, and you may not disclaim your responsibility for, the information included in the prospectus.
Company Response:	We have deleted the sentence referenced in Comment 8.
Forward-Looking Statements, page 1
Comment 9:
Please delete the following statement from the second non-bulleted paragraph under this heading: “Other risks and uncertainties are disclosed in our prior Securities and Exchange Commission (‘SEC’) filings.” Information may only be incorporated by reference into your prospectus as permitted by Rule 411(a) of Regulation C.

Company Response:	We have deleted the sentence referenced in Comment 9.
Summary, page 2
Comment 10:
Please revise in plain English your discussion in this section, and throughout your prospectus, regarding the financing arrangements in which you entered into with Commerce Bank, N.A., ICM, and Bunge N.A. Holdings Inc., the amounts outstanding under these arrangements, and the debt amounts you intend to repay with the net proceeds from this offering. See Rule 421 of Regulation C. As currently drafted, your disclosure may be confusing to investors.

Company Response:
We have revised our discussion of our current and prior financing arrangements.  Since the filing of the Registration Statement, our financing arrangements have changed, and as a result, we anticipate that our financing arrangements are easier to understand.

Risk Factors, page 6
Comment 11:
We note your statements in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties of which you are currently unaware may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

Company Response:	We have revised the introductory paragraph to indicate that there may be other risk factors that we do not believe to be material.
Use of Proceeds, page 23
Comment 12:
Your disclosure under this heading that you intend to sell “the maximum anticipated amount of $10,000,000 of Notes” appears to conflict with your disclosure in your registration fee table and on your prospectus cover page, which both indicate that you are registering $14,251,000 of Notes. Please revise your disclosure or advise us

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accordingly.
Company Response:
We have revised this language to reflect, that we anticipate selling $10,000,000 worth of Notes.  The remaining $4,251,000 of Notes being registered is for the PIK Interest the Company may pay on the Notes.

Comment 13:	We note that you intend to use the proceeds of this offering to repay a portion of your indebtedness. As such, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.
Company Response:	We have added the requested disclosure on page 23 of Amendment 1.
Transferability, page 25
Comment 14:
Please elaborate on the non-transferability of the notes. For example, clarify whether this is a term of the note itself, the indenture or subscription agreement and whether the notes will be legended.  Clarify, if true, that there will be no QMS for the notes. Also clarify whether there are any exceptions to non- transferability, as there appear to be in some circumstances for the Units.

Company Response:
We have revised the “Transferability” section of Amendment 1 to provide that the Notes will be transferable on the QMS, and that any transfer of the Notes will require the consent of the Company’s board of directors as required in the indenture.

Comment 15:
We note that you refer investors to your website for more detail about your QMS. While we will not object if you advise investors that your website includes a copy of the QMS, you should clarify that you have described the material terms of the QMS here. In addition, as it appears that the QMS Manual and Unit Transfer Policy, which you refer to on page 28, define some of the rights of the Unit holders, please file these items as exhibits to the registration statement.

Company Response:
We have added disclosure indicating that the “Summary of QMS Restrictions & Procedures” is a summary of the material components of the QMS Manual.  The revised section can be found beginning on page 26 of Amendment 1.
In addition, we have filed the Company’s Unit Transfer Policy, including the QMS Manual as Appendix A, as Exhibit 4(v) to Amendment 1.

Description of Business, page 37
Comment 16:
Under an appropriate heading in this section, please provide the disclosure required by Item 101(h)(4)(iv) regarding competitive business conditions, your competitive position; and the methods of competition in your industry.

Company Response:	We have added the requested disclosure under the heading “Our Competition” beginning on page 40 of Amendment 1.

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Management’s Discussion and Analysis of Financial Condition, page 45
Comment 17:
Please revise MD&A to provide year to year comparisons of your financial condition and results of operations. We note that your current analysis only compares the third and fourth quarters of 2009 and the fourth quarter of 2009 and first quarter of 2010. Please also discuss your interim information on the basis of the most recent fiscal year end to date and the corresponding year to date period of the preceding year, all as required by Item 303(a) and (b) of Regulation S-K.

Company Response:	We have revised the disclosure comparing the Company’s last two completed fiscal years ended September 30, as well as the first quarters of the Company’s fiscal 2011 and fiscal 2010.
Liquidity and Capital Resources, page 47
Comment 18:	Please describe the material covenants in each of your credit agreements and indicate whether you were in compliance with all of these covenants as of the most recent fiscal quarter.
Company Response:
We have added the requested disclosure regarding the material covenants of our credit agreements and whether we are in compliance with such covenants under the heading “Liquidity and Capital Resources” beginning on page 49 of Amendment 1.

Comment 19:	Clearly state the amounts that were drawn on each of your credit agreements, and the amounts that remained available under these agreements, as of the most recent fiscal quarter.
Company Response:	We have added the requested disclosure beginning on page 49 of Amendment 1.
Executive Officers, page 53
Comment 20:	Please update your disclosure to indicate that Ms. Kroymann is also your chief financial officer, the capacity under which she signed the registration statement.
Company Response:	We have revised the signature page to indicate that Ms. Kroymann is signing the document in her capacity as Controller.
Comment 21:
Please describe the business experience of Mr. Wych, who appears to be a key employee referenced on page 55, or advise us as to why such disclosure is not required. Please refer to Items 401(c) and (e) of Regulation S-K.

Company Response:	We have added the requested disclosure on page 57 of Amendment 1.
Security Ownership of Certain Beneficial Owners and Management and Related Member Matters, page 56
Comment 22:	Please update your disclosure in this section as of the most recent practicable date.

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Please also comply with this comment under the heading “Common Equity and Related Equity Holder Matters” on page 64.
Company Response:	We have revised our disclosure to be as of the most recent practicable date.
Certain Relationships and Related Party Transactions, page 58

Comment 23:	Please revise your disclosure under this heading to address the following:

•Clarify when each related party transaction occurred.

•Clarify which agreement is entitled “DG Agreement” and confirm supplementally that it has been filed as an exhibit to your registration statement.

•The last sentence of the third paragraph and the third sentence of the fourth paragraph on page 59 are confusing. Please revise accordingly.

Provide all of the information required by Item 404(a)(5) regarding your debt arrangements with your related parties, including, for example, the greatest amount of principal outstanding in connection with each of these arrangements during the last three fiscal years.

Company Response:	We have added/revised the requested disclosure beginning on page 62 of Amendment 1 and confirm that the Company filed the DG Agreement as Exhibit 10.6 to Amendment 1.
Summary of Operating Agreement, page 60
Comment 24:	Please delete the last sentence of the introductory paragraph under this heading or revise to remove any suggestion that investors may not rely entirely on the disclosure set forth in the prospectus.
Company Response:	We have revised the last sentence of the introductory paragraph to remove any suggestion that investors may not rely entirely on the disclosure set forth in the prospectus.
Part II - Information Not Required in Prospectus, page II-1 Item 15. Recent Sales of Unregistered Securities, page II-1
Comment 25:
Please provide all of the information required by Item 701 of Regulation S-K. In this regard, we note that you have not indicated the actual amount of securities that were sold in unregistered transactions and the dates those transactions took place.

Company Response:	We have added the requested disclosure beginning on page II-1 of Amendment 1.

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Item 17. Undertakings, page II-6
Comment 26:	Please provide the undertakings required by Item 512(a) of Regulation S-K.
Company Response:	We have revised the undertakings to include all undertakings required by Item 512(a) of Regulation S-K
Comment 27:	Please delete the first numbered undertaking regarding Rule 430A as inapplicable.
Company Response:	We have deleted the first numbered undertaking regarding Rule 430A as inapplicable.
Item 16. Exhibits and Financial Statement Schedule, page II-2 (a) Exhibits, page II-2
Comment 28:	Please indicate who has signed your registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures of Form S-1.
Company Response:	We have revised the signature block to indicate that Ms. Kroymann has signed Amendment 1 as Controller.

Comment 29:	It appears that you have not filed or properly incorporated by reference all of your material contracts. For example, we note the following:

•Exhibit 10.79 is incorporated by reference to a Form 8-K filed on December 31, 2009, but it was not filed as an exhibit to the Form 8-K;

•The first, second, and third amendments to the Steam Service Contract are not filed or incorporated by reference as exhibits to the registration statement;

•Amended and Restated Credit Agreement referenced on page three of your prospectus, and filed as an exhibit to a Form 8-K filed April 5, 2010, is not filed as an exhibit to the registration statement.

Therefore, please revise your filing accordingly and confirm that you have filed or incorporated by reference all of your material contracts as required by Item 601(b)(10) of Regulation S-K.

Company Response:	We have revised the Exhibit List to reflect all of the Company’s material contracts.
Comment 30:	We note that the confidential treatment order covering Exhibits 10.12 and 10.32 expired June 30, 2009. As such, please file with your registration statement unredacted versions of these agreements.
Company Response:	In our review of the Exhibit List, we determined that the agreements listed as Exhibits 10.10 and 10.32 to the Registration Statement have expired, and, thus, are no longer

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listed as exhibits in Amendment 1.  An exhibit to Exhibit 10.10 of the Registration Statement was a License Agreement between the Company and ICM, Inc.  Such License Agreement remains in effect and was filed as Exhibit 10.10 to Amendment 1.

Comment 31:	Please file the Trustee Subordination Agreement and the Trustee Intercreditor Agreement, both referenced on page 31, as exhibits to your registration statement.
Company Response:
The trustee has executed a joinder agreement to become a party to the Subordination Agreement and the Intercreditor Agreement, each of which was in place between the Company and its creditors prior to the trustee becoming a party to them.  Such agreements are included as Exhibits 10.74 and 10.75 to Amendment 1.

Form 10-K For the Fiscal Year Ended September 30, 2009

Comment 32:	To the extent applicable, please revise your future filing to address each of the comments set forth above.
Company Response:	We have noted this comment and the Company will revise its future filings accordingly.
Item 9A(T). Controls and Procedures, page 44
Comment 33:
We note that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In this regard, we note that your description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.

Company Response:	We have noted this comment and the Company will revise its future filings accordingly.
Comment 34:	In future filings, please state your management’s conclusions regarding the effectiveness of your disclosure controls and procedures in terms of the end of the most recent fiscal period.
Company Response:	We have noted this comment and the Company will revise its future filings accordingly.
Comment 35:	In future filings, please provide the disclosure required by Items 308(a)(1) and (2) of Regulation S-K. You reference to Exhibits 31.1 and 31.2 does not satisfy this disclosure requirement.

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Company Response:	We have noted this comment and the Company will revise its future filings accordingly.
Item 15. Exhibits and Financial Statement Schedules, page 54
Comment 36:	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the text of paragraphs 4 and 5(d).
Company Response:	We have noted this comment and the Company will revise its future filings accordingly.
Form 10-Q for the Quarterly Period ended December 31, 2009

Comment 37:	To the extent applicable, please revise your future filing to address each of the comments set forth above.
Company Response:	We have noted this comment and the Company will revise its future filings accordingly.
Please note that we have included a clean copy of Amendment 1, as well as a redline showing the change made to the Registration Statement in Amendment 1.  Should you have any questions about the foregoing or Amendment 1, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson

Daniel A. Peterson

Partner

DAP/jar

Husch Blackwell LLP